UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - 16 OR 15D - 16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 17, 2007

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

EXHIBIT INDEX

1. Notice of Resignation of Chief Financial Officer

EXHIBIT 1

Santiago, April 5, 2007

Rol. S.V.S. N° 4272

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance

Ref: Notice of Resignation of Chief Financial Officer

Dear Sir:

We hereby inform you that Mr. Fernando Escrich Juleff presented his resignation to the office of Chief Financial Officer of the Company as of this date.

This notice is given in accordance with Article 68 of the Chilean Securities Exchange Law N° 18,045 and with that stated in Section II, letter C of General Rule N° 30 of the Superintendency of Securities and Insurance.

Please find enclosed Annex 1 of Communication N° 3572 with the required information.

Cordially,

Luis Felipe Ceron Ceron
Chief Executive Officer
AES Gener S.A.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)

By:	/S/ FELIPE CERON

Felipe Ceron Chief Executive Officer

                Date: April 17, 2007